Exhibit 99.102

Cybin Announces Positive Pre-Clinical Results With Multiple

Proprietary Psychedelic Molecules and Adelia Milestone

Achievement

TORONTO, CANADA – June 28, 2021 – Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on psychedelic pharmaceutical therapies, is pleased to announce that Adelia Therapeutics Inc. (“Adelia”), a wholly-controlled subsidiary of Cybin, has achieved certain earn-out milestones for the period commencing January 1, 2021, as contemplated by the terms of a contribution agreement dated December 4, 2020 (the “Transaction Agreement”) among Cybin, Cybin Corp., Cybin US Holdings Inc. (the “Acquiror”), a wholly-controlled subsidiary of Cybin, and all of the previous shareholders of Adelia (the “Adelia Shareholders”).

Positive pre-clinical results achieved as part of various earn-out milestones determined that proprietary deuteration modifications in multiple lead new chemical entity candidates did not alter pharmacodynamic properties and did not alter safety as assessed in in-vitro toxicity tests as compared to non-deuterated analogs.

Management of Cybin believes that these initial results add value to Cybin’s pipeline of proprietary novel psychedelic compounds by demonstrating these molecules perform similarly to the naturally occurring molecules in certain important metrics. The development of these compounds differentiates Cybin from companies focused on naturally occurring psychedelic compounds.

Multiple pre-clinical observations across various proprietary deuterated psychedelic tryptamine molecules showed consistent positive results when compared to the parent molecule including:

•	similar potency at target serotonin 2 receptors and monoamine transporters;

•	analogous binding profile to off-targets in a lead profiling screen;

•	no difference in an in-vivo assay of serotonin 2 receptor activation; and

•

similar outcomes in in-vitro toxicity screens including kidney and liver cell viability, proarrhythmia core panel, Ames fluctuation test, bacterial cytotoxicity, a micronucleus panel, and cell viability.

The completion of these milestones has contributed to the advancement of Cybin’s portfolio of differentiated psychedelic-based therapeutics for a variety of mental health opportunities.

The Company’s current indications currently include major depressive disorder (CYB001), alcohol use disorder (CYB003) and anxiety disorders (CYB004). In addition, two programs in the research phase (CYB005 and CYB006) involved synthesis and testing of more than 50 novel compounds coupled with extensive in-vitro and in-vivo pharmacokinetic, receptor binding, behavioral and safety evaluations.

The core technologies of selective deuteration, novel formulations and proprietary delivery systems have been applied to many of these proprietary molecules, which are designed to improve the natural compounds on which they are based to potentially allow for simpler, more effective, scalable, cost-effective and easier access to treatments for both patients and therapists.

“These positive catalysts continue to provide the necessary data required to demonstrate that Cybin’s proprietary deuterated psychedelic molecules potentially carry the same pharmacodynamic properties, safety profiles, potency and receptor targeting as their parent molecules. While the profiles are similar to parent molecules, early research has shown that these proprietary molecules also carry certain characteristics that may lead them to potentially become commercially viable because of their improved stability, bioavailability, controlled psychedelic duration and overall enhanced chemical make-up,” said Doug Drysdale, Cybin’s CEO.

Pursuant to the terms of the Transaction Agreement, Class B common shares in the capital of the Acquiror (the “Class B Shares”) shall be issued to the Adelia Shareholders in satisfaction of the $457,537.54 (approximately US$372,115.28) due to them on meeting the relevant milestone. The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of Cybin (the “Cybin Shares”) on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. No Class B Shares are exchangeable prior to the first anniversary of closing of the contribution transaction pursuant the Transaction Agreement (the “Transaction”), which closed on December 14, 2020, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Transaction; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Transaction; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for Cybin Shares, at an effective issue price determined in accordance with the Transaction Agreement and applicable securities law.

Additional information related to the Transaction is available in the Transaction Agreement, which is filed under Cybin’s profile on SEDAR (www.sedar.com).

About Cybin Inc.

Cybin is a leading biotechnology company focused on researching and progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders.

About Adelia

Adelia is a wholly-controlled subsidiary of the Company, that aims to develop medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs. Adelia’s primary focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the development and impact of the Company’s core technologies and the commercial viability of the Company’s proprietary deuterated psychedelic molecules.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the year ended March 31, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Unless otherwise indicated, all dollar amounts in this news release are expressed in Canadian dollars.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com